UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Pantheon China Acquisition Corp.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
698659109
(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		125,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		125,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	125,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding.

CUSIP No.

1	NAMES OF REPORTING PERSONS Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,755

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,755

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.04%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding.

CUSIP No.

1	NAMES OF REPORTING PERSONS Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,245

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		101,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,245

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.17%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding.

CUSIP No.

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		125,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		125,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	125,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding.

CUSIP No.

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		125,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		125,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	125,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
** This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by the Reporting Persons on December 16, 2008 (the “Original Schedule 13D”) remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

This Amendment No. 1 supplements Item 4 of the Original Schedule 13D by inserting the following paragraphs immediately before the first paragraph of Item 4 of the Original Schedule 13D:

“On June 30, 2009, the Reporting Person completed a sale under a stock purchase agreement (the “Purchase Agreement”), dated June 24, 2009, by and between the Issuer and the Funds, pursuant to which the Funds sold 2,273,700 of their 2,398,700 Common Shares to the Issuer at a price of approximately $5.99 per share. Pursuant to the Purchase Agreement, the Funds agreed not to exercise their conversion rights and appointed certain individuals designated by the Issuer as attorney or proxy to vote the 2,273,700 Common Shares at any meeting of stockholders with respect to the Business Combination prior to June 30, 2009. The closing of the sale under the Purchase Agreement was contingent upon closing of the Business Combination. The closing of the Business Combination occurred on June 30, 2009.”

Item 5. Interest in Securities of the Issuer

This Amendment No. 1 amends and restated Items 5(a)-(e) of the Original Schedule 13D as set forth below:

“(a), (b) Based upon information received from the Issuer, 59,286,506 Common Shares were outstanding as of July 2, 2009. Based on the foregoing, the Subject Shares represented approximately 0.2% of the Common Shares outstanding as of such date.

Capital Advisors, as the investment manager of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(c) On June 30, 2009, the Funds simultaneously sold 2,273,700 Common Shares at a sale price of $5.99 per share to the Issuer in privately negotiated transactions.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of outstanding shares of the Issuer on June 30, 2009.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 1 amends and supplements Item 6 of the Original Schedule 13D by inserting the following paragraph immediately before the last paragraph of Item 6 to the Original Schedule 13D.

“On June 30, 2009, the Reporting Person completed a sale under a stock purchase agreement (the “Purchase Agreement”), dated June 24, 2009, by and between the Issuer and the Funds, pursuant to which the Funds sold 2,273,700 of their 2,398,700 Common Shares to the Issuer at a price of approximately $5.99 per share. Pursuant to the Purchase Agreement, the Funds agreed not to exercise their put option under the Agreement provided that the Issuer has complied in all material respects with its obligations set forth in the Purchase Agreement. In addition, the Funds agreed not to exercise their conversion rights and appointed certain individuals designated by the Issuer as attorney or proxy to vote the 2,273,700 Common Shares at any meeting of stockholders with respect to the Business Combination prior to June 30, 2009. The closing of the sale under the Purchase Agreement was contingent upon closing of the Business Combination. The closing of the Business Combination occurred on June 30, 2009.”

Item 7. Material to Be Filed as Exhibits

This Amendment No. 1 amends and supplements Item 7 of the Original Schedule 13D by inserting the following exhibit after the third exhibit of Item 7 of the Original Schedule 13D.

4.	Stock Purchase Agreement dated June 24, 2009 by and among the Issuer, Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Special Situations Master Fund, Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2009

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Attorney-in-Fact

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy

EXHIBIT INDEX

4.	Stock Purchase Agreement dated June 24, 2009 by and among the Issuer, Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Special Situations Master Fund, Ltd.